Exhibit 99.1

RENO, Nevada – April 16, 2024 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR), released the following statement after overnight issuance of the Bureau of Land Management’s (BLM) draft Environmental Impact Statement (EIS) for the Rhyolite Ridge Lithium-Boron Project and planned BLM-hosted public meetings on:

•	Monday, May 6, 2024, from 5:00 PM Pacific Daylight Time (PDT) to 7:00 PM PDT: Open house, in-person meeting at the Community Center in Dyer, Nevada. No registration necessary to attend.
•	Tuesday, May 7, 2024, from 5:00 PM PDT to 7:00 PM PDT: Open house, in-person meeting at the Convention Center in Tonopah, Nevada. No registration necessary to attend.
•	Thursday, May 9, 2024, from 1:00 PM PDT to 2:00 PM PDT: Virtual, online meeting conducted via the Zoom platform. Registration required to attend.

“The release of the draft EIS represents six years of hard work to help build America’s critical minerals supply chain and reaffirms the viability of our investment in Nevada. Rhyolite Ridge will help accelerate the electric vehicle transition and secure a cleaner future for our children and grandchildren. As we move through the final steps in the federal permitting process, Ioneer will keep working to ensure this world-class project operates efficiently and sustainably,” said James Calaway, Ioneer’s Executive Chairman.

“This news sets a clear path forward to construction and brings us one step closer to making Rhyolite Ridge a reality. Rhyolite Ridge will be a significant, reliable and sustainable source of critical minerals for the United States,” said Bernard Rowe, Ioneer’s Managing Director. “Ioneer is committed to working with the local community, Tribal Nations and state and federal agencies to help the U.S. secure a domestic supply of the critical minerals vital to the clean energy transition.”

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS—

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing.

Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

Important notice and disclaimer

Forward-looking statements

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange.  As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.